UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

JIUZI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On January 9, 2026, Jiuzi Holdings Inc. (the “Company” or the “Registrant”) received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”), informing the Company that it has regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules.

The Company had previously announced on November 13, 2025, that it was notified by Nasdaq on November 10, 2025 that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), as the closing bid price of the Company’s ordinary shares had been below $1.00 per share for more than 30 consecutive business days. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company had a compliance period of 180 calendar days, or until May 11, 2026, to regain compliance with Nasdaq’s minimum bid price requirement.

On January 9, 2026, Nasdaq provided confirmation to the Company that for the last 19 consecutive business days, from December 11, 2025 to January 8, 2026, the closing bid price of the Company’s ordinary shares had been $1.00 per share or greater, that the Company has regained compliance with Listing Rule 5550(a)(2) and that the matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings Inc.

Date: January 14, 2026	By:	/s/ Tao Li
Tao Li
Chief Executive Officer

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